UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

FORTUNE RISE ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34969G102

(CUSIP Number)

Yuanmei Ma

48 Bridge Street, Building A

Metuchen, NJ 08840

909-214-2482

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 34969G102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune Rise Sponsor LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,505,500 (1)
	8	Shared voting power
	9	Sole dispositive voting power 2,505,500 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,505,500 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 19.45%
14	Type of reporting person* CO

(1)	It includes (i) 2,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) the reporting person acquired on March 1, 2021 and (ii) 505,500 share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) that the reporting person acquired on November 5, 2021 in conjunction of the initial public offering of the Issuer and the exercise of the over-allotment option in full by underwriters.

SCHEDULE 13D

CUSIP No. 34969G102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Koon Keung Chan
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR, PRC
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,505,500 (2)
	8	Shared voting power
	9	Sole dispositive voting power 2,505,500 (2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,505,500 (2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 19.45%
14	Type of reporting person* IN

(2)	Mr. Koon Keung Chan is the manager of Fortune Rise Sponsor LLC and holds voting and dispositive control over the securities held by Fortune Rise Sponsor LLC.

SCHEDULE 13D

CUSIP No. 34969G102

This statement relates (the “Schedule 13D”) to the Class A Common Stock, par value $0.001 (the “Class A Common Stock”), issued by Fortune Rise Acquisition Corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

Securities acquired: Class B Common Stock, $0.0001 par value (“Class B Common Stock”), automatically convertible into Class A Common Stock on one for one basis subject to certain adjustments upon the consummation of an initial business combination of the Issuer.

Issuer:	Fortune Rise Acquisition Corporation
48 Bridge Street, Building A, Metuchen, NJ 08840

Item 2.	Identity and Background.

(a) This statement is filed by Fortune Rise Sponsor LLC, a Delaware limited liability company (“Sponsor LLC”) and Koon Keung Chan (“Mr. Chan”, with Sponsor LLC, the “Reporting Persons”). The Reporting Persons are the holder of record of approximately 19.45% of the Issuer’s outstanding Common Stock based on the number of Common Stock outstanding as of November 5, 2021 (including Class A Common Stock and Class B Common Stock on as converted basis).

(b) The principal business address of Sponsor LLC is 48 Bridge Street, Building A, Metuchen, NJ 08840. The principal business address of Mr. Chan is 48 Bridge Street, Building A, Metuchen, NJ 08840.

(c) Sponsor LLC is the sponsor of the Issuer and primarily involved in investment. Mr. Chan is the manager of Sponsor LLC.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Sponsor LLC is a limited liability company incorporated in the State of Delaware. The Citizenship of Mr. Chan is the Hong Kong Special Administrative Region, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. 34969G102

Item 4.	Purpose of Transaction.

On March 1, 2021, Sponsor LLC purchased 2,443,750 shares of the Issuer’s Class B Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000 pursuant to a securities purchase agreement. The shares of Class B Common Stock shall automatically convert into shares of the Issuer’s Class A Common Stock when the Issuer consummates an initial business combination, on a one-for-one basis, subject to adjustments, which can occur at any time over the next 18 months.

On November 2, 2021, Sponsor LLC transferred 389,500 Founder Shares to certain officers and directors, and the secretary of the Issuer at its original purchase price.

On November 5, 2021, simultaneously with the initial public offering of the Issuer and exercise of over-allotment option in full, Sponsor LLC acquired 505,500 shares of Class A Common Stock at $10.00 per share (the “Private Shares”). On the same day, Sponsor LLC transferred additional 54,250 Founder Shares to certain officers and the secretary of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of Class A Common Stock or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of common stock beneficially or directly owned by the Reporting Persons is based upon a total of 12,884,250 shares of common stock outstanding as of November 5, 2021 (including Class A Common Stock and Class B Common Stock). The Reporting Persons beneficially own 2,505,500 shares of common stock, representing approximately 19.45% issued and outstanding shares of common stock (including Class A Common Stock and Class B Common Stock on as converted basis).

SCHEDULE 13D

CUSIP No. 34969G102

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 2,505,500 shares of common stock, representing approximately 19.45% issued and outstanding shares of common stock.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the common stock were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 34969G102

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
7.1*	Joint Filing Agreement, dated November 5, 2021.
7.2	Joint Filig Agreement, dated November 8, 2021.
10.1*	Securities Subscription Agreement
10.2*	Securities Transfer Agreement dated November 2, 2021 between Sponsor LLC and certain directors and officers of the Issuer
10.3*	Private Placement Shares Purchase Agreement dated November 2, 2021 between Sponsor LLC and the Issuer.

* Previously filed.

SCHEDULE 13D

CUSIP No. 34969G102

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2021

Fortune Rise Sponsor LLC

By:	/s/ Koon Keung Chan	/s/ Koon Keung Chan
Name:	Koon Keung Chan	Koon Keung Chan
Title:	Manager and Member